

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2012

Via E-mail
Michael J. Dunn, Jr.
President and Chief Executive Officer
Suburban Propane Partners, L.P.
One Suburban Plaza
240 Route 10 West
Whippany, NJ 07981

> **Re: Suburban Propane Partners, L.P.**
> **Registration Statement on Form S-1**
> **Filed May 10, 2012**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 18, 2012**
> **File No. 333-181314**

Dear Mr. Dunn:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the registration statement to include all information required by Form S-1, including executed legal and tax opinions, and complete all blanks, including the record and distribution dates, in the registration statement. In this regard, please revise the disclosure in the third paragraph under "Inergy Propane Acquisition and Related Transactions—The Contribution Agreement," which implies that the record date will be declared after the effectiveness of the registration statement. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

2. We note that based on your discussions with us prior to the filing of the registration statement, you agreed that the closing under the Contribution Agreement will not occur until after we have declared the registration statement effective. However, Section 6.1(e) of the Contribution Agreement and the disclosure on page 62 contemplate that the effectiveness of the registration statement is a waivable closing condition. Furthermore, Section 5.20(a) of the Contribution Agreement contemplates that you will have up to 180 days after the closing to have the registration statement declared effective. Please tell us why such provisions exist in light of your prior undertaking.

3. We note that you have not checked the Rule 415 box on the forepart of the registration statement and you have not provided the applicable undertakings under Item 512(a) of Regulation S-K. Please provide us with your analysis as to whether the offering falls within the scope of Securities Act Rule 415(a)(1)(viii). In this regard, we note that it appears that the offering will not be completed within 30 days.

Outside Front Cover Page of Prospectus

4. To give context to the phrase "as promptly as practicable" in the sixth paragraph, please provide an estimated timeframe for Inergy's distribution of the 13,753,661 common units to its unitholders. For example, if Inergy intends to distribute such common units with its first quarterly distribution following the effectiveness of the registration statement, then please include a statement to such effect. Please also make a similar revision in the last paragraph on page 148.

Inergy Propane Acquisition and Related Transactions, page 62

5. We note the statements in the first paragraph. Please revise to disclose all material information about the Contribution Agreement. You may not incorporate by reference the copy of the Contribution Agreement filed as an exhibit to the registration statement in lieu of such disclosure. See Securities Act Rule 411(a). Please also revise the third paragraph on page 63.

Item 17. Undertakings, page II-3

6. Please include the undertakings set forth in Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Exhibit 23.4

7. Please have counsel revise its opinion to consent to the prospectus discussion of its opinion. See Section IV of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee at (202) 551-3427, Dieter King at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: Paul Abel
     Suburban Propane Partners, L.P.

     James Gerkis
     Proskauer Rose LLP